Via Facsimile and U.S. Mail
Mail Stop 6010

September 18, 2008

Freedom 7, Inc.
Attn: Virginia K. Sourlis, Chief Executive Officer, President,
        and Chief Financial Officer
2 Bridge Avenue
Red Bank, NJ 07701

Re: Freedom 7, Inc.
**   Form 10-KSB for the Year Ended December 31, 2007**
**   Form 10-QSB for the Period Ended March 31, 2008**
**   File No. 000-52112**

Dear Ms. Sourlis:

        We have completed our review of your Form 10-KSB and have no further
comments at this time.

                                Sincerely,

                                Carlton Tartar
                                Branch Chief